Oncolytics Biotech® to Present Promising Pelareorep Data in Pancreatic and Anal Cancers at ASCO GI Symposium

SAN DIEGO, CA and CALGARY, AB, December 18, 2024 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced the presentation of two data sets through two abstracts showcasing pelareorep’s potential in difficult-to-treat gastrointestinal cancers were accepted and will be presented at the 2025 American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in San Francisco January 23-25, 2025.

Tom Heineman, M.D., Ph.D., Oncolytics’ Chief Medical Officer, said, “We are enthusiastic about pelareorep’s applicability across multiple gastrointestinal cancer indications, including pancreatic and anal cancer. Pelareorep engages patients’ immune systems to help make commonly used chemotherapies and checkpoint inhibitors, such as atezolizumab, more effective in fighting cancer. This offers the promise of delaying disease progression and improving survival in patients with these devasting diseases. Given the versatility of pelareorep, we see multiple clinical and regulatory options for bringing this promising medicine to patients.”

Abstract Number: 6
Title: GOBLET platform study: Preliminary safety and tumor response results for the relapsed anal carcinoma cohort in patients treated with pelareorep and atezolizumab.
Presentation Type: Poster
Session Title: Poster Session C: Cancers of the Colon, Rectum, and Anus
Session Date and Time: January 25, 2025, 7:00 - 7:55 a.m. PT

Abstract Number: 730
Title: GOBLET study: Results of the safety run-in for first-line metastatic pancreatic ductal adenocarcinoma (PDAC) patients treated with pelareorep + modified FOLFIRINOX +/- atezolizumab.
Presentation Type: Poster
Session Title: Poster Session B: Cancers of the Pancreas, Small Bowel, and Hepatobiliary Tract
Session Date and Time: January 24, 2025, 11:30 a.m. – 1:00 p.m. PT

Abstracts will be published on the ASCO Gastrointestinal Cancers Symposium website at 5:00 p.m. ET on January 21, 2025.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Tecentriq® (atezolizumab) is a registered trademark of Genentech, a member of the Roche Group.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that there are multiple clinical and regulatory options for bringing pelareorep to patients; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com